Exhibit 99.1

Highlights of the first quarter of 2017

Consolidated Highlights

•                  EBITDA of R$853 million in 1Q17, with EBITDA margin expansion in relation to 1Q16 and 4Q16.

•                  Selling, general and administrative expenses declined by 32% compared to 1Q16 and by 18% compared to 4Q16.

•                  Financial leverage measured by the ratio of net debt to EBITDA remained stable at 3.5 times, accompanied by deleveraging.

EBITDA (R$ million) and EBITDA Margin (%)	SG&A Expenses (R$ million and % of Net Sales)

Working Capital (R$ million) and Cash Conversion Cycle (days)	Indebtedness (R$ billion) and Leverage Ratio

Consolidated Information

Gerdau’s performance in the first quarter of 2017

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for associates and jointly controlled entities, except where stated otherwise.

Operating Results

Consolidated (R$ million)	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Volumes (1,000 tonnes)
Production of crude steel	4,018	4,154	-3.3%	3,326	20.8%
Shipments of steel	3,591	3,851	-6.8%	3,799	-5.5%
Results (R$ million)
Net Sales	8,459	10,085	-16.1%	8,620	-1.9%
Cost of Goods Sold	(7,805)	(9,272)	-15.8%	(8,098)	-3.6%
Gross profit	654	813	-19.6%	522	25.3%
Gross margin (%)	7.7%	8.1%		6.1%
SG&A	(439)	(644)	-31.8%	(535)	-17.9%
Selling expenses	(138)	(214)	-35.5%	(182)	-24.2%
General and administrative expenses	(301)	(430)	-30.0%	(353)	-14.7%
Adjusted EBITDA	853	930	-8.3%	716	19.1%
Adjusted EBITDA Margin	10.1%	9.2%		8.3%

Production and shipments

•      Consolidated crude steel production decreased in 1Q17 compared to 1Q16, mainly due to the divestment of the special steel units in Spain. In relation to 4Q16, production increased due to the inventory building in the North America and Brazil BDs, which is explained by seasonality.

•      Consolidated shipments declined in 1Q17 compared to 1Q16, due to the divestment of the units in Spain and the lower shipments at the Brazil BD. In relation to 4Q16, consolidated shipments decreased basically due to the lower exports at the Brazil BD.

Operating result

•      Consolidated net sales decreased in 1Q17 compared to 1Q16, due to effects from exchange variation on the units abroad and the divestment of the units in Spain. Compared to 4Q16, net sales decreased slightly, with the results of the various BDs neutralizing each other.

•      On a consolidated basis, gross profit and gross margin decreased in 1Q17 compared to 1Q16, due to the weaker performances of the North America and South America BDs. In relation to 4Q16, the increases in gross profit and gross margin were mainly explained by the better performance of the Brazil BD.

•      The reduction in selling, general and administrative expenses in 1Q17 compared to 1Q16 and 4Q16 demonstrates the Company’s efforts to streamline these expenses at all business divisions.

•      In 1Q17, the Company and its subsidiaries reversed the provision for contingencies related to the exclusion of the ICMS tax from the tax base for contributions to PIS and COFINS accrued from 2009 to 2016. This reversal was based on the conclusion of the trial by the Federal Supreme Court (STF) sitting en banc, which declared unconstitutional the inclusion of the ICMS tax in said tax base, and is supported by the position of the Company’s legal counsel that the probability of loss in the pending lawsuits became remote after the decision by the STF. As the net result of this reversal and the recognition of other provisions for the three-month period ended March 31, 2017, the Company recorded the amounts of R$930 million under “Reversal of contingent liabilities, net” (operating result) and of R$370 million under “Reversal of contingent liability restatement, net” (financial result) on the consolidated income statement. Income tax and social contribution on this reversal and the other provisions amounted to R$442 million, with the net effect excluding these amounts, in the amount of R$858 million, being considered a non-recurring event in the Company’s consolidated results. Gerdau emphasizes, however, that there is a possibility that the STF may understand that the application of the modulation mechanism necessarily applies to this decision, which is used to determine the effects in time of a decision to declare unconstitutionality. If the STF applies the modulation mechanism, limiting the effects of the decision in time, it may be necessary to reassess the risk of loss associated with said lawsuits, which consequently may require the accrual of new provisions related to this matter in the future.

Breakdown of Consolidated EBITDA (R$ million)	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Net income	824	14	5785.7%	(3,076)	—
Net financial result	(54)	(39)	38.5%	465	—
Provision for income and social contribution taxes	437	226	93.4%	(249)	—
Depreciation and amortization	528	681	-22.5%	671	-21.3%
EBITDA - Instruction CVM (1)	1,735	882	96.7%	(2,189)	—
Impairment of assets	—	—	—	2,918	—
Results in operations with subsidiary and associate	—	—	—	(47)	—
Equity in earnings of unconsolidated companies	1	8	-87.5%	3	-66.7%
Proportional EBITDA of associated companies and jointly controlled entities	47	40	17.5%	31	51.6%
Reversal of contingent liabilities, net	(930)	—	—	—	—
Adjusted EBITDA(2)	853	930	-8.3%	716	19.1%
Adjusted EBITDA Margin	10.1%	9.2%		8.3%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	1st Quarter 2017	1st Quarter 2016	4th Quarter 2016

EBITDA - Instruction CVM (1)	1,735	882	(2,189)
Depreciation and amortization	(528)	(681)	(671)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	1,207	201	(2,860)

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

•   EBITDA decreased in 1Q17 compared to 1Q16, mainly due to the decline in gross profit, which was partially offset by the reduction in selling, general and administrative expenses. This reduction in selling, general and administrative expenses led to an increase in EBITDA margin in 1Q17 compared to 1Q16. In relation to 4Q16, adjusted EBITDA and EBITDA margin increased in line with the improvement in gross profit and gross margin.

Financial result and net income

Consolidated (R$ million)	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Income (loss) before financial income (expenses) and taxes(1)	1,207	201	500.5%	(2,860)	—
Financial Result	54	39	38.5%	(465)	—
Financial income	82	76	7.9%	71	15.5%
Financial expenses	(463)	(525)	-11.8%	(509)	-9.0%
Exchange variation, net	75	510	-85.3%	(33)	—
Exchange variation on net investment hedge	72	362	-80.1%	(13)	—
Exchange variation - other lines	3	148	-98.0%	(20)	—
Reversal of monetary update of contingent liabilities, net	370	—	—	—	—
Gains (losses) on financial instruments, net	(10)	(22)	-54.5%	6	—
Income (loss) before taxes(1)	1,261	240	425.4%	(3,325)	—
Income and social contribution taxes	(437)	(226)	93.4%	249	—
On net investment hedge	(72)	(362)	-80.1%	13	—
Other lines	77	136	-43.4%	236	-67.4%
On reversal of contingent liabilities	(442)	—	—	—	—
Consolidated Net Income (loss)(1)	824	14	5785.7%	(3,076)	—
Extraordinary events	(858)	—	—	2,871	—
Results in operations with subsidiary and associate	—	—	—	(47)	—
Impairment of assets	—	—	—	2,918	—
Reversal of contingent liabilities, net	(858)	—	—	—	—
Consolidated Adjusted Net Income (loss)(2)	(34)	14	—	(205)	-83.4%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 1Q17 compared to 1Q16 and 4Q16, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 2.8% in 1Q17, appreciation of 8.9% in 1Q16 and depreciation of 0.4% in 4Q16). Specifically in 1Q17, the financial result benefited from the reversal of the indexation of contingent liabilities, as previously described.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the effect from exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The change from consolidated net income of R$14 million in 1Q16 to a consolidated adjusted net loss of R$34 million in 1Q17 is explained by the lower EBITDA in the comparison period. In relation to the consolidated net loss posted in 4Q16, the lower net loss in 1Q17 was primarily due to the higher EBITDA in the comparison period.

Dividends

•      In 1Q17, the consolidated net income amounted to R$824 million and was influenced by the non-recurring event related to the reversal of the provision for contingencies in the amount of R$858 million. However, considering the possibility that the Federal Supreme Court (STF) may prospectively apply the modulation mechanism to its decision to declare unconstitutionality, thus limiting its effects on taxpayers, the Company is not proposing at this time the distribution of early dividends in advance of minimum mandatory dividends, and will continue to monitor the matter until a decision is made by the STF.

Working capital and Cash conversion cycle

•      In March 2017, the cash conversion cycle (working capital divided by daily net sales in the quarter) increased in relation to December 2016, reflecting the 5.3% increase in working capital compared to the 1.9% decrease in net sales. The increase in working capital was due to the inventory building in the Brazil and North America BDs, which is explained by seasonality.

Financial liabilities

Debt composition (R$ million)	03.31.2017	12.31.2016	03.31.2016

Short Term	4,185	4,458	2,464
Long Term	15,516	16,125	21,220
Gross Debt	19,701	20,583	23,684
Cash, cash equivalents and short-term investments	5,454	6,088	5,525
Net Debt	14,247	14,495	18,159

•      On March 31, 2017, gross debt was 21.2% short term and 78.8% long term. Note that the increase in the share of short-term debt on March 31, 2017 compared to March 31, 2016 mainly reflects the R$2.5 billion issue of 2017 Bonds due in October 2017, and that the Company has cash equivalents and credit facilities that are more than sufficient to honor this commitment. Furthermore, it also has the option of refinancing this debt in full or part.

•      On March 31, 2017, gross debt was denominated 15.8% in Brazilian real, 80.8% in U.S. dollar and 3.4% in other currencies. The R$882 million decrease in gross debt between December 2016 and March 2017 is basically explained by the amortization of working capital loans and the effects from exchange variation.

•      On March 31, 2017, 72.3% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      Net debt decreased on March 31, 2017 compared to December 31, 2016, due to gross debt decreasing at a faster rate than cash, cash equivalents and financial investments.

•      On March 31, 2017, the nominal weighted average cost of gross debt was 7.1%, 10.2% for the portion denominated in Brazilian real, 6.1% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 6.8% for the portion contracted by subsidiaries abroad. On March 31, 2017, the average gross debt term was 5.6 years.

•      On March 31, 2017, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2018	1,421
2019	880
2020	3,230
2021	3,451
2022	162
2023	1,859
2024	1,347
2025 and after	3,166
Total	15,516

•      The Company’s main debt indicators are shown below:

Indicators	03.31.2017		12.31.2016		03.31.2016
Gross debt / Total capitalization (1)	44%		45%		43%
Net debt(2) (R$) / EBITDA (3) (R$)	3.5	x	3.5	x	4.1	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

Investments

•      In 1Q17, CAPEX amounted to R$237 million. Of the amount invested in the quarter, 45.7% was allocated to the Brazil BD, 29.6% to the North America BD, 16.1% to the South America BD and 8.6% to the Special Steel BD.

•      The CAPEX projected for 2017 is R$1.3 billion, which will be concentrated in boosting productivity and in maintenance.

Divestments and Joint Venture

•      According to the notice to the market dated March 23, 2017, Gerdau entered into an agreement to form a joint venture, based on the sale of its 50% interest in Gerdau Diaco, in Colombia, with Putney Capital Management, which already is a partner in its operations in the Dominican Republic. The transaction attributed to the joint venture an economic value of R$523 million, which means that the 50% interest held by Gerdau has an economic value of R$262 million. The consummation of the transaction is contingent upon the certain conditions precedent by the parties, for which reason Gerdau Diaco continued to be reported as a subsidiary on the balance sheet for 1Q17. In 2017, special steel manufacturing units and Construction Products units (downstream) located in the United States were sold, whose economic value amounted to R$179 million.

•      The transactions are aligned with the process to optimize the Company’s assets with a focus on boosting profitability and deleveraging.

Free Cash Flow (FCF)

•      In 1Q17, EBITDA was sufficient to honor the commitments related to CAPEX, income tax and interest. However, given the consumption of R$457 million in working capital arising from the inventory building, free cash flow was negative R$256 million.

Free cash flow in 1Q17

(R$ million)

•      Over the last 12 months, the Company generated free cash flow of R$ 2.0 billion, with a focus on the disciplined management of CAPEX and working capital.

Free cash flow by quarter

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entity and associate company, both located in Mexico;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entity in the Dominican Republic;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States and India.

Net sales

EBITDA and EBITDA Margin

Brazil BD

Brazil BD	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16

Volumes (1,000 tonnes)
Production of crude steel	1,481	1,544	-4.1%	1,273	16.3%
Shipments of long steel	990	1,108	-10.6%	1,197	-17.3%
Domestic Market	625	696	-10.2%	572	9.3%
Exports	365	412	-11.4%	625	-41.6%
Shipments of flat steel	285	314	-9.2%	339	-15.9%
Domestic Market	238	200	19.0%	305	-22.0%
Exports	47	114	-58.8%	34	38.2%
Shipments of steel	1,275	1,422	-10.3%	1,536	-17.0%
Domestic Market	863	896	-3.7%	877	-1.6%
Exports	412	526	-21.7%	659	-37.5%
Results (R$ million)
Net Sales(1)	2,784	2,694	3.3%	2,923	-4.8%
Domestic Market	2,210	2,011	9.9%	2,074	6.6%
Exports	574	683	-16.0%	849	-32.4%
Cost of Goods Sold	(2,485)	(2,472)	0.5%	(2,777)	-10.5%
Gross profit	299	222	34.7%	146	104.8%
Gross margin (%)	10.7%	8.2%		5.0%
EBITDA	389	248	56.9%	264	47.3%
EBITDA margin (%)	14.0%	9.2%		9.0%

(1) - Includes iron ore net sales.

Production and shipments

•      Crude steel production decreased in 1Q17 compared to 1Q16, reflecting the weaker demand. In relation to 4Q16, crude steel production increased in 1Q17, due to the inventory building.

•      Shipments decreased in 1Q17 compared to 1Q16, mainly due to the reduction in exports. Domestic shipments slightly decreased in 1Q17 compared to 1Q16, due to the lower shipments of long steel products, reflecting the slowdown in the construction industry. This reduction was partially offset by the higher shipments of flat steel products, which is aligned with the Company’s strategy to diversify its product portfolio. Shipments of flat steel products in 1Q17 already represented 28% of shipments in the domestic market. In relation to 4Q16, shipments decreased basically due to the fewer opportunities in the international market.

•      In 1Q17, 870,000 tonnes of iron ore were sold to third parties and 1,106,000 tonnes were consumed internally.

Operating result

•      The increase in net sales in 1Q17 compared to 1Q16 was mainly due to higher net sales per tonne sold in the domestic market. Compared to 4Q16, the reduction in net sales was due to lower shipments, which were partially neutralized by the increase in net sales per tonne sold in the domestic market.

•      Cost of goods sold in 1Q17 remained stable in relation to 1Q16, despite the lower shipments, given the higher costs of raw materials. Gross margin increased in 1Q17 in relation to 1Q16 and 4Q16, supported by the higher net sales per tonne sold and the better market mix (higher proportion of shipments to the domestic market).

•      EBITDA and EBITDA margin growth in 1Q17 exceed the growth of gross profit and gross margin in 1Q16, due to lower selling, general and administrative expenses. Compared to 4Q16, EBITDA and EBITDA margin accompanied the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

North America BD	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Volumes (1,000 tonnes)
Production of crude steel	1,711	1,555	10.0%	1,274	34.3%
Shipments of steel	1,560	1,522	2.5%	1,428	9.2%
Results (R$ million)
Net Sales	3,624	4,297	-15.7%	3,373	7.4%
Cost of Goods Sold	(3,514)	(3,995)	-12.0%	(3,314)	6.0%
Gross profit	110	302	-63.6%	59	86.4%
Gross margin (%)	3.0%	7.0%		1.7%
EBITDA	157	331	-52.6%	127	23.6%
EBITDA margin (%)	4.3%	7.7%		3.8%

Production and shipments

•      Crude steel production increased in 1Q17 compared to 1Q16 and 4Q16, due to inventory building.

•      Shipments increased in 1Q17 compared to 1Q16, due to the improvement in the non-residential construction and manufacturing industries. In relation to 4Q16, shipments improved due to seasonality and the BD’s commercial strategy to recover its market share over imported products.

Operating result

•      Net sales decreased in 1Q17 compared to 1Q16, which is mainly explained by the effects from exchange variation in the comparison period (appreciation in the average price of the Brazilian real against the U.S. dollar of 19.4% in 1Q17 compared to 1Q16). Compared to 4Q16, net sales increased in 1Q17, mainly due to higher shipments.

•      Cost of goods sold decreased in 1Q17 compared to 1Q16, due to the effects from exchange variation, despite the higher costs of raw materials in the comparison period. These higher costs with raw materials, which were not fully accompanied by higher prices for steel products, reduced gross margin in 1Q17 compared to 1Q16. In relation to 4Q16, the increase in cost of goods sold is mainly explained by higher shipments. The increase in gross margin in 1Q17 compared to 4Q16 is mainly due to the higher dilution of fixed costs.

•      EBITDA and EBITDA margin increased in 1Q17 compared to 1Q16 and 4Q16, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

South America BD	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Volumes (1,000 tonnes)
Production of crude steel	303	320	-5.3%	314	-3.5%
Shipments of steel	489	505	-3.2%	535	-8.6%
Results (R$ million)
Net Sales	1,003	1,236	-18.9%	1,210	-17.1%
Cost of Goods Sold	(901)	(1,031)	-12.6%	(1,065)	-15.4%
Gross profit	102	205	-50.2%	145	-29.7%
Gross margin (%)	10.2%	16.6%		12.0%
EBITDA	119	208	-42.8%	132	-9.8%
EBITDA margin (%)	11.9%	16.8%		10.9%

Production and shipments

•      Shipments decreased in 1Q17 compared to 1Q16 and 4Q16, mainly due to the heavy rains in Peru, which adversely affected the distribution of goods.

Operating result

•      Net sales decreased in 1Q17 compared to 1Q16, mainly due to the effects from exchange variation. In relation to 4Q16, the decrease in net sales is due to the reductions in shipments and in net sales per tonne sold. Cost of goods sold decreased in 1Q17 compared to 1Q16, due to the effects from exchange variation, despite the higher raw material prices. Compared to 4Q16, cost of goods sold decreased in 1Q17, mainly due to lower shipments. Gross margin decreased in 1Q17 compared to both 1Q16 and 4Q16, which is explained by net sales decreasing at a faster rate than cost of goods sold, mainly at the Peru and Argentina units.

•      EBITDA and EBITDA margin in 1Q17 compared to 1Q16 and 4Q16 accompanied the performance of gross profit and gross margin, which was softened by the lower selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

Special Steel BD	1st Quarter 2017	1st Quarter 2016	Variation 1Q17/1Q16	4th Quarter 2016	Variation 1Q17/4Q16
Volumes (1,000 tonnes)
Production of crude steel	523	736	-28.9%	465	12.5%
Shipments of steel	441	632	-30.2%	439	0.5%
Results (R$ million)
Net Sales	1,357	2,170	-37.5%	1,366	-0.7%
Cost of Goods Sold	(1,215)	(2,084)	-41.7%	(1,199)	1.3%
Gross profit	142	86	65.1%	167	-15.0%
Gross margin (%)	10.5%	4.0%		12.2%
EBITDA	193	174	10.9%	230	-16.1%
EBITDA margin (%)	14.2%	8.0%		16.8%

Production and shipments

•      Crude steel production and shipments decreased in 1Q17 compared to 1Q16, mainly due to the divestment of the units in Spain. In relation to 4Q16, the increase in production was mainly due to the higher production volumes at the North America units. Shipments remained stable in 1Q17 in relation to 4Q16, with the reduction at the units in Brazil offset by the increase at the units in North America.

Operating result

•      Net sales decreased in 1Q17 compared to 1Q16, which is basically explained by the divestment of the units in Spain, as well as by the effects from exchange variation in the comparison period on revenue generated by units in the United States (appreciation in the average price of the Brazilian real against the U.S. dollar of 19.4% in 1Q17 compared to 1Q16). In relation to 4Q16, net sales remained stable in 1Q17, with the reduction at the units in Brazil offset by the increase at the units in North America.

•      Cost of goods sold decreased in 1Q17 compared to 1Q16, mainly due to the divestment of the units in Spain, as well as to the effects from exchange variation in the comparison period. Compared to 4Q16, cost of goods sold remained relatively stable. Gross margin increased in 1Q17 from 1Q16, mainly due to the divestment of the units in Spain, as well as to the higher profitability of the units in the United States. In relation to 4Q16, gross margin decreased due to the less favorable geographic mix, with a lower share of the units in Brazil, which present the highest profitability.

•      EBITDA and EBITDA margin in 1Q17 accompanied the performances of gross profit and gross margin in the comparisons with 1Q16 and 4Q16. Specifically in comparison with 1Q17 and 1Q16, the increase in EBITDA at a lower rate than the increase in gross profit is due to the decrease in depreciation, which basically reflects the sale of the units in Spain.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	March 31, 2017	December 31, 2016

CURRENT ASSETS
Cash and cash equivalents	4,476,123	5,063,383
Short-term investments
Held for Trading	977,466	1,024,411
Trade accounts receivable - net	3,862,433	3,576,699
Inventories	6,836,354	6,332,730
Tax credits	481,452	504,429
Income and social contribution taxes recoverable	502,596	623,636
Unrealized gains on financial instruments	—	2,557
Other current assets	624,293	668,895
	17,760,717	17,796,740
NON-CURRENT ASSETS
Tax credits	49,427	56,703
Deferred income taxes	2,943,194	3,407,230
Unrealized gains on financial instruments	2,809	10,394
Related parties	54,689	57,541
Judicial deposits	1,923,361	1,861,784
Other non-current assets	502,624	447,260
Prepaid pension cost	27,431	56,797
Investments in associates and jointly-controlled entities	975,174	798,844
Goodwill	9,198,922	9,470,016
Other Intangibles	1,203,158	1,319,941
Property, plant and equipment, net	18,916,066	19,351,891
	35,796,855	36,838,401
TOTAL ASSETS	53,557,572	54,635,141

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	March 31, 2017	December 31, 2016

CURRENT LIABILITIES
Trade accounts payable	3,154,330	2,743,818
Short-term debt	4,184,816	4,458,220
Taxes payable	324,783	341,190
Income and social contribution taxes payable	56,325	74,458
Payroll and related liabilities	342,413	464,494
Employee benefits	533	409
Environmental liabilities	18,978	17,737
Unrealized losses on financial instruments	13,136	6,584
Other current liabilities	539,319	514,599
	8,634,633	8,621,509
NON-CURRENT LIABILITIES
Long-term debt	15,373,116	15,959,590
Debentures	143,029	165,423
Deferred income taxes	306,240	395,436
Provision for tax, civil and labor liabilities	1,022,154	2,239,226
Environmental liabilities	66,006	66,069
Employee benefits	1,465,548	1,504,394
Obligations with FIDC	1,043,992	1,007,259
Other non-current liabilities	586,509	401,582
	20,006,594	21,738,979
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(77,835)	(98,746)
Capital reserves	11,597	11,597
Retained earnings	4,575,811	3,763,207
Operations with non-controlling interests	(2,873,335)	(2,873,335)
Other reserves	3,778,064	3,976,232
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	24,663,483	24,028,136

NON-CONTROLLING INTERESTS	252,862	246,517

EQUITY	24,916,345	24,274,653

TOTAL LIABILITIES AND EQUITY	53,557,572	54,635,141

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2017	March 31, 2016	December 31, 2016

NET SALES	8,458,664	10,084,511	8,619,629

Cost of sales	(7,804,777)	(9,271,833)	(8,098,342)

GROSS PROFIT	653,887	812,678	521,287

Selling expenses	(138,446)	(214,332)	(181,676)
General and administrative expenses	(301,047)	(429,554)	(352,576)
Other operating income	68,966	47,224	44,402
Other operating expenses	(5,456)	(7,409)	(17,179)
Reversal of contingent liabilities, net	929,711	—	—
Impairment of assets	—	—	(2,917,911)
Results in operations with subsidiary and associate	—	—	46,825
Equity in earnings of unconsolidated companies	(810)	(7,581)	(2,812)

INCOME (LOSS) BEFORE FINANCIAL INCOME AND TAXES	1,206,805	201,026	(2,859,640)

Financial income	81,827	75,790	71,053
Financial expenses	(463,237)	(525,102)	(508,776)
Exchange variations, net	75,038	509,430	(32,753)
Reversal of monetary update of contingent liabilities, net	369,819	—	—
Gain and losses on financial instruments, net	(9,731)	(21,520)	6,391

INCOME (LOSS) BEFORE TAXES	1,260,521	239,624	(3,323,725)

Current	(49,532)	(33,308)	10,996
Deferred	(387,445)	(192,130)	238,252

NET INCOME (LOSS)	823,544	14,186	(3,074,477)

(+) Reversal of Impairment of assets	—	—	2,917,911
(-) Results in operations with subsidiary and associate	—	—	(46,825)
(-) Reversal of contingent liabilities, net	(929,711)	—	—
(-) Reversal of monetary update of contingent liabilities, net	(369,819)	—	—
(+) Income tax on reversal of contingent liabilities and monetary update	441,840	—	—

ADJUSTED NET INCOME*	(34,146)	14,186	(203,391)

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income (loss) adjusted by extraordinary events that influenced the net income (loss), without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended
	March 31, 2017	March 31, 2016

Cash flows from operating activities
Net income for the period	823,544	14,186
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	528,058	681,188
Equity in earnings of unconsolidated companies	810	7,581
Exchange variation, net	(75,038)	(509,430)
Gains (Loss) on financial instruments, net	9,731	21,520
Post-employment benefits	55,523	67,477
Stock based remuneration	6,255	8,766
Income and social contribution taxes	436,977	225,438
Gains on disposal of property, plant and equipment, net	(37,147)	(1,806)
Allowance for doubtful accounts	9,994	36,516
Provision for tax, labor and civil claims	82,430	96,259
Reversal of contingent liabilities, net	(929,711)	—
Interest income on trading securities	(28,506)	(20,543)
Interest expense on loans	357,511	397,235
Reversal of monetary update of contingent liabilities, net	(369,819)	—
Interest on loans with related parties	—	2,640
(Reversal) Provision for net realizable value adjustment in inventory, net	(19,427)	(38,978)
	851,185	988,049
Changes in assets and liabilities
Increase in trade accounts receivable	(321,286)	(261,462)
(Increase) Decrease in inventories	(545,297)	231,774
Increase (Decrease) in trade accounts payable	409,167	(77,451)
(Increase) Decrease in other receivables	(36,137)	11,421
Increase (Decrease) in other payables	16,323	(78,113)
Dividends from associates and jointly-controlled entities	9,197	30,296
Purchases of trading securities	(230,862)	(54,213)
Proceeds from maturities and sales of trading securities	298,421	465,856
Cash provided by operating activities	450,711	1,256,157

Interest paid on loans and financing	(361,642)	(289,854)
Income and social contribution taxes paid	(52,669)	(37,183)
Net cash provided by operating activities	36,400	929,120

Cash flows from investing activities
Additions to property, plant and equipment	(236,598)	(485,312)
Proceeds from sales of property, plant and equipment, investments and other intangibles	192,686	2,401
Additions to other intangibles	(8,236)	(29,367)
Net cash used in investing activities	(52,148)	(512,278)

Cash flows from financing activities
Dividends and interest on capital paid	(2,029)	—
Proceeds from loans and financing	220,590	461,277
Repayment of loans and financing	(678,783)	(1,475,030)
Intercompany loans, net	2,852	(9,296)
Net cash used in financing activities	(457,370)	(1,023,049)

Exchange variation on cash and cash equivalents	(114,142)	(311,848)

Decrease in cash and cash equivalents	(587,260)	(918,055)
Cash and cash equivalents at beginning of period	5,063,383	5,648,080
Cash and cash equivalents at end of period	4,476,123	4,730,025